May 8, 2019

Felipe Dutra
Chief Financial and Solutions Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1
3000 Leuven, Belgium

       Re: Anheuser-Busch InBev SA/NV
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed March 22, 2019
           File No. 001-37911

Dear Mr. Dutra:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review
E. Results of Operations, page 82

1. Please disclose the business reasons for material changes between periods in each segment's operating results (e.g., revenues, material expense line items and profit). In circumstances where more than one business reason exists for a change between periods, also quantify the incremental impact of each individual business reason. Refer to Item
      5.A of Form 20-F.
Consolidated Financial Statements
Note 5. Segment Reporting, page F-26

2. Please tell us how you determined that no individual foreign country had material revenues from external customers requiring disclosure pursuant to paragraph 33(a) of
      IFRS 8.
 Felipe Dutra
Anheuser-Busch InBev SA/NV
May 8, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



                                                          Sincerely,
FirstName LastNameFelipe Dutra
                                                          Division of
Corporation Finance
Comapany NameAnheuser-Busch InBev SA/NV
                                                          Office of Beverages,
Apparel and
May 8, 2019 Page 2                                        Mining
FirstName LastName